

aptera™

Do More

Our Mission



What's YOUR mission? Does it include **preserving the Earth** for your family, your community, and the world? Then our mission — to deliver the most **efficient** vehicle on the planet — IS your mission.





The Problem Is Inefficiency

You long to **do more.**
Go **more** than 50 miles per gallon or 200 miles per charge.
But you can't because we continue to do things
the way they've always been done.





The Solution Is Efficiency

You CAN **do more** — go 1,000 miles on a single charge. And you can do it **with less** — less fuel, less energy, less carbon.

You can help us **do things differently**.





Efficiency Exemplified



Our vehicles are unparalleled in terms of **efficiency** and can travel **more than 1,000 miles on a single charge.** With an energy usage of under **100Wh/Mile**, the Aptera goes up to **five times farther** than other EVs with the same-sized battery pack.

Efficient Safety



The Aptera is a whole new level of passenger safety.



Safety through advanced science encompasses
a **composite** passenger **safety cell**
stronger than that of any other vehicle on the road today.





Efficient Construction

The Aptera has only **10 key structural parts.**
(Typical EVs have 300.)

Fewer parts → easier build → (way) lower capitalization

Efficient Ease

1,000+ miles of range plus our **advanced CoPilot** will make long journeys a breeze.







Aptera's autopilot-system hardware, developed in conjunction with a large Japanese OEM, means it can quickly **compete in the autonomous-driving arena** with Tesla, BMW, and Audi.

Bringing Efficiency To Market

By 2040, electric vehicles will account for **35%** of all new vehicle sales.
Aptera will introduce its **commitment to efficiency**
with production of **10,000 units by 2022** and **40,000 by 2024**.





Sources: Data by Bloomerg New Energy Finance, Marklines   **Bloomberg**®

Why Now?



The auto industry is poised for **radical reinvention.**
The **commoditization** of the EV space is reaching critical mass.
The time for efficiency is NOW.

Efficient Manufacturing



Additive manufacturing has stymied the stranglehold of steel stamping.
(Capitalization for stamping dies — $1b — has traditionally kept margins low.)

We can now **scale** production and **launch** new models
with previously **unimaginable speed**.





File Edit View Tools Help
ASSEMBLY
Aircraft Bracket
LC1 LC2 LC3 LC4
Body1
Body2
Face Group1
Face Group2
Face Group3
Face Group4
INTERACTIONS
Body2 / Body1
0.92 lbm

Lightness = Efficiency

Generative part design allows A.I. to optimize for the greatest strength with the least amount of material and weight.





Lightness = Efficiency

Our **resin-infused** sandwich-core construction produces exceedingly **lightweight composite structures** that are **many times stronger** than their steel counterparts.

There is no mass-produced, 100% composite vehicle like the Aptera — and nothing similar on the horizon.



Competing On Efficiency

The Aptera can travel **4 times the distance** of EVs with **battery packs of the same size**.

Most of our competitors have **only a 200-300-mile range**, and it takes a pack of **55-105kWh to achieve even that**.

The Rivian, for example, needs **a pack 5% larger than Aptera's to go a quarter of the distance**.



Battery Size versus Range

Efficient Mobile Distribution



Distribution costs reduce **margins**.
That's why Aptera's using:

- **Direct-to-consumer** sales.

- **Online** promotion/test-drive scheduling & **events** in key markets; **SoCal** rollout – where else?

- Service **house calls** (a model proven globally by Tesla).



Efficiency-Driven Revenue



With an **innovative** mobile-distribution and service model, we expect **uncommon margins!**

($ in Million)	2019	2020	2021	2022
Units	0	171	4,431	11,250
Gross Revenue	$0	$6.5	$179	$561
Product costs	$0	$4	$111	$346
Operational Costs	$1.5	$8.2	$36.8	$32.6
Net Earnings	-$1.5	-$5.7	$32	$183
Margin	NA	27%	31%	35%

Our initial target price is **$34k-$59k**. Our initial target cost is **$21k-$36k**.
By 2022, we hope to realize **margins of 35%**.
This slide contains future projections that cannot be guaranteed.

The Efficiency Experts



Steve & Chris are devoted to helping people do what's right for the environment.



Convinced that any industry can be made **cleaner** and **more efficient** through **smart engineering**, they've developed technologies to **reduce carbon and manufacturing emissions** and curtail the use of chemical pesticides, among other **eco-friendly interventions**. Each has earned a reputation for setting **ambitious goals** and meeting them **quickly and cost-effectively**.

Funding Efficiency



Between Launch of Crowdfunding Campaign and Production Start

- **Raise $2.5m** for pre-production vehicle builds and the engineering required to launch our first production lines

- Crash, crush, and **FMVSS-certify** the Aptera for production

- Educate people about how Aptera can fulfill their desire to **Do More**



Our Vision For The Future ...



We believe **efficient transportation** is crucial to managing our **natural resources**. Aptera can inspire people to **do more** with their cars than just drive and build an **efficiency-obsessed brand** offering an array of **safe, comfortable, fun-to-drive** vehicles that will enjoy **explosive growth**.



Thank you!

Let's **do more** together!



